SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Keystone International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

493503 10 6
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  493503 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    6,347,992
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  1,100
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 6,350,292
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,351,692

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             17.8%

12)        TYPE OF REPORTING PERSON*

             HC












                                   13G

CUSIP NO.  493503 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Texas, Kerrville, National Association
            Tax Identification No.  74-0625470

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    5,660,992
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 5,660,992
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,660,992

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             15.9%

12)        TYPE OF REPORTING PERSON*

             BK













SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Keystone International, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           9700 West Gulf Bank Road
           Houston, TX  77240

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Bank Texas, Kerrville, National Association

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2. Norwest Bank Texas, Kerrville, National Association 301 Junction Highway
               Kerrville, TX  78028

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  Norwest Bank Texas, Kerrville, National Association:
               United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           493503 10 6

Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  Norwest Bank Texas, Kerrville, National Association:
               Bank as defined in Section 3(a)(6) of the Act

Item 4     Ownership:

           (a) Amount beneficially owned: 6,351,692 shares, including 5,660,992 shares deemed to be beneficially owned by Norwest Bank Texas, Kerrville, National Association
               ("NBTK").  The 5,660,992 shares deemed to be
                beneficially owned by NBTK are held of record as follows: (1) 3,632,350 shares by Cailloux Interests, Ltd., a Texas limited partnership (the "Partnership"), of which NBTK is the managing general partner in its capacity as trustee of the Floyd A. Cailloux Issue Trusts, (2) 594,171 shares by the estate of Floyd A. Cailloux (the "Cailloux Estate"), for which NBTK is the independent executor, (3) 594,171 shares by the Kathleen C. Cailloux 1997 Charitable Remainder Unitrust, for which NBTK is the trustee, (4) 830,000 shares by the Cailloux 1994 Charitable Remainder Unitrust, for which NBTK is the trustee, and (5) 10,300 by the Donald DeVille Individual Retirement Account, for which NBTK is the trustee.

                Transfers among the Cailloux entities described in (1),
                (2) and (3) above are presently being contemplated. Except as discussed below, it is not anticipated that such transfers, when effective, will affect the number of shares deemed to be beneficially owned by NBTK. As of April 11, 1997, the interests of the Cailloux Estate and Kathleen C. Cailloux, individually, were withdrawn from the Partnership. In exchange for their respective Partnership interests, the Cailloux Estate and Kathleen C. Cailloux will receive shares of Common Stock in such number as is determined by an appraisal of the withdrawn Partnership interests, subject to approval by the County Court at Law of Kerr County, Texas. NBTK will retain beneficial ownership of the shares of Common Stock transferred to the Cailloux Estate by reason of being the independent executor of the Cailloux Estate but will not retain beneficial ownership of the shares of Common Stock transferred to Kathleen C. Cailloux in her individual capacity. Accordingly, when the transfer of shares of Common Stock from the Partnership to Kathleen C. Cailloux becomes effective, the number of shares deemed to beneficially owned by NBTK will decrease, absent some other arrangement or transaction.

           (b)  Percent of class:  17.8%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  6,347,992

               (ii)   Shared power to vote or direct the vote:  1,100

               (iii)  Sole power to dispose or to direct the
                      disposition of:  6,350,292

               (iv)   Shared power to dispose or direct the disposition
                      of:  0

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, other than the Partnership and except as discussed below, no interest of any such person represents more than 5% of the class. The Cailloux Estate may have an interest relating to more than 5% of the class after aggregating the interest of the estate held separately and the interest of the estate held through the Partnership. The interest of the Cailloux Estate held through the Partnership is in the process of being transferred directly to the Cailloux Estate. See Item 4(a).

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           This statement is being filed by Norwest Corporation as the parent holding company of Norwest Bank Texas, Kerrville, National Association, Norwest Bank Minnesota, National Association and Norwest Bank Colorado, National Association, all of which subsidiaries are classified as banks under Regulation 13d-1(b)(1)(ii)(B).

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  April 29, 1997

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary




AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached and any amendments to such Schedule 13G shall be filed on behalf of Norwest Corporation, the parent holding company of Norwest Bank Texas, Kerrville.

Dated:  April 29, 1997

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
           and Secretary

NORWEST BANK TEXAS, KERRVILLE, NATIONAL ASSOCIATION



By:  /s/ Wes Dorman

Its:  Vice President and Trust Officer